21001739

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

SEC Mail Processing Section
MAR 02 2021
Washington DC
413

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Natixis Distribution, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 Boylston Street
(No. and Street)

Boston	MA	02199
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marilyn Rosh 617-449-2520
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

101 Seaport Blvd	Boston	MA	02210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Beatriz Pina Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Natixis Distribution, L.P., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public
Anthony D. Loureiro
Commonwealth of Massachusetts
My Commission Expires on Feb. 26, 2021

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Natixis Distribution, L.P.

(A wholly-owned subsidiary of Natixis Investment Managers, LLC)

For the year ended December 31, 2020

Financial Statements and Supplemental Schedules

Pursuant to Rule 17a-5 of the Securities and Exchange Commission
and Regulation 1.10 of the Commodity Exchange Act

(SEC File Number 8-46325)

Natixis Distribution, L.P.
(A wholly-owned subsidiary of Natixis Investment Managers, LLC)
Index
December 31, 2020

Report of Independent Registered Public Accounting Firm

To the Partners and Board of Directors of Natixis Distribution, L.P.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Natixis Distribution, L.P. (the "Company") as of December 31, 2020, and the related statements of operations, of changes in liabilities subordinated to claims of general creditors, of changes in partners' capital and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Supplemental Schedule I Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Supplemental Schedule II Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2020 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange

pwc

Act. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 24, 2021

We have served as the Company's auditor since 1993.

Natixis Distribution, L.P.
(A wholly-owned subsidiary of Natixis Investment Managers, LLC)
Statement of Financial Condition
Year Ended December 31, 2020

(in thousands of dollars)

Assets		
Cash and cash equivalents	$	29,089
Accounts receivable, related parties		6,060
Accounts receivable, other		5
Deferred commissions		1,006
Prepaid expenses		550
Total assets	$	36,710
Liabilities and Partners' Capital		
Liabilities		
Accrued service and distribution fees/other distribution costs	$	21,410
Accounts payable, related parties		714
Total liabilities		22,124
Partners' capital		
Limited partner		14,440
General partner		146
Total partners' capital		14,586
Total liabilities and partners' capital	$	36,710

The accompanying notes are an integral part of these financial statements.

Natixis Distribution, L.P.
(A wholly-owned subsidiary of Natixis Investment Managers, LLC)
Statement of Operations
Year Ended December 31, 2020

(in thousands of dollars)

Revenues		
Service and distribution fees	$	54,359
Less: Service and distribution fees reallowed to broker dealers and service providers		(47,109)
Net service and distribution fees		7,250
Commission income		2,279
Less: Commission expense reallowed to broker dealers and service providers		(1,992)
Net commission income		287
Referral fee income from affiliates (Note 3)		7,618
Other income		367
Dividend income		93
Total revenues, net	$	15,615
Expenses		
Distribution costs	$	30,221
Variable compensation (Note 7)		26,083
Other operating costs		567
Total expenses	$	56,871
Net loss	$	(41,256)

The accompanying notes are an integral part of these financial statements.

Natixis Distribution, L.P.

(A wholly-owned subsidiary of Natixis Investment Managers, LLC)

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year Ended December 31, 2020

(in thousands of dollars)

Balances at December 31, 2019	$ -
Increase	-
Decrease	-
Balances at December 31, 2020	$ -

The accompanying notes are an integral part of these financial statements.

Natixis Distribution, L.P.
(A wholly-owned subsidiary of Natixis Investment Managers, LLC)
Statement of Changes in Partners' Capital
Year Ended December 31, 2020

(in thousands of dollars)

	Limited Partner	General Partner	Total
Balances at December 31, 2019	$ 15,585	$ 157	$ 15,742
Net loss	(40,844)	(412)	(41,256)
Capital contributions	39,699	401	40,100
Balances at December 31, 2020	$ 14,440	$ 146	$ 14,586

The accompanying notes are an integral part of these financial statements.

Natixis Distribution, L.P.
(A wholly-owned subsidiary of Natixis Investment Managers, LLC)
Statement of Cash Flows
Year Ended December 31, 2020

(in thousands of dollars)

Cash flow provided by (used in) operating activities		
Net loss	$	(41,256)
Adjustments to reconcile net loss to net cash used for operating activities		
Changes in assets and liabilities		
Increase in accounts receivable, related parties		(1,790)
Decrease in deferred commissions		30
Increase in prepaids		(265)
Increase in accrued service and distribution fees/other distribution costs		576
Increase in accounts payable, related parties		540
Net cash used in operating activities		(42,165)
Cash flows provided by (used in) investing activies		
Net cash used in investing activities		-
Cash flows provided by (used in) financing activities		
Capital contributions		40,100
Net cash provided by financing activities		40,100
Net increase/(decrease) in cash and cash equivalents		(2,065)
Cash and cash equivalents, at beginning of year		31,154
Cash and cash equivalents, at end of year	$	29,089

The accompanying notes are an integral part of these financial statements.

1. Organization

Natixis Distribution, L.P. (the "Distributor" or the "Company") is the distributor for Natixis Funds, Loomis Sayles Funds, WCM Funds and Vaughan Nelson Funds (collectively, the "Mutual Funds" or "Funds," as described below), and a registered broker-dealer with the United States Securities and Exchange Commission (the "SEC") and the Commodity Futures Trading Commission ("CFTC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and National Futures Association ("NFA"). Natixis Distribution Corporation, which is a wholly-owned subsidiary of Natixis Investment Managers Holdings, LLC, is the General Partner and has a 1% ownership interest in the Distributor. The remaining 99% ownership interest is held by Natixis Investment Managers, LLC (the "Operating Partnership" or the "Parent") as the Limited Partner.

The Distributor and Natixis Investment Managers Holdings, LLC are wholly owned by Natixis Investment Managers, LLC which is wholly owned by Natixis U.S. Holdings, Inc. ("NUSHI").

NUSHI is wholly owned by Natixis Investment Managers, an international asset management group based in Paris, France, that is wholly owned by Natixis S.A. ("Natixis"), a French investment banking and financial services firm. Natixis is principally owned by BPCE. Approximately 26.3% of Natixis is publicly owned, with shares listed on the Euronext exchange in Paris. BPCE is owned by banks comprising two autonomous and complementary retail banking networks consisting of the Caisse d'Epargne regional savings banks and the Banque Populaire regional cooperative banks.

The Natixis Funds are open-end registered investment companies or mutual funds, which offer a combination of Class A, C, Y, Admin, Retail and N shares for sale to the public. The Funds are distributed principally within the United States. The share classes are distinguished by the amount and timing of sales charges and distribution fees paid by the shareholder or mutual fund.

The Loomis Sayles Funds are open-end registered investment companies or mutual funds, which offer a combination of Retail, Administrative, Institutional and N class shares for sale to the public. The Funds are distributed principally within the United States. The share classes are distinguished by the amount and timing of distribution fees incurred by the shareholder and paid by the mutual funds.

The WCM Funds are open-end registered investment companies or mutual funds, which offer a combination of Investor and Institutional class shares for sale to the public. The Funds are distributed principally within the United States. The share classes are distinguished by the amount and timing of distribution fees incurred by the shareholder and paid by the mutual funds.

The Vaughan Nelson Funds are open-end registered investment companies or mutual funds, which offer a combination of Advisor, Investor and Institutional class shares for sale to the public. The Funds are distributed principally within the United States. The share classes are distinguished by the amount and timing of distribution fees incurred by the shareholder and paid by the mutual funds.

Service and distribution fees earned by the Distributor are based on a percentage of Fund net assets; as a result, the Distributor's revenues may fluctuate based on the performance of the Funds.

The Company also acts as a marketing agent for affiliated advisors in the following products: Separate Accounts, Institutional Money Management, Mutual Funds, Variable Annuities and Variable Life products. The Distributor earns referral fee income for this activity.

2. Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in conformity with accounting principles generally accepted in the United States ("GAAP").

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Judgments

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Cash and Cash Equivalents

Cash and cash equivalents consist of a money market mutual fund (held with JP Morgan, refer to Note 4) and amounts held at a nationally chartered bank, each with original maturities of 90 days or less, and readily convertible to known amounts of cash. A portion of the cash held at the nationally chartered bank, which results from the timing of distribution fees received from the Mutual Funds and paid to broker dealers and service providers, exceeds FDIC insurance limits.

Accounts Receivable

Accounts receivable primarily consists of receivables due from affiliates and related parties which are settled monthly and quarterly. On a periodic basis, the Distributor evaluates its accounts receivable for collectability, and if necessary, establishes an allowance for doubtful accounts based on past experience and current credit conditions. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary as amounts due are based on contractual arrangements and collectability is reasonably assured.

Deferred Commissions

Deferred commissions are advance commissions paid to third party brokers, as a stated percentage, on certain Class C mutual fund sales. The deferred commissions are amortized and recognized as contra revenue in service and distribution fees over a one-year period from payment to match the Service and Distribution Fee revenue earned by the Distributor. These assets are presented net of amortization in the statement of financial condition.

Prepaid Expenses
Prepaid expenses consist of payments that were made in advance for licenses, insurance and miscellaneous fees. Accordingly, such amounts are amortized over the period of use.

Accrued Service and Distribution Fees/Other Distribution Costs
Accrued service and distribution fees consist of brokers' service and distribution fees that are incurred based on a percentage of a mutual fund's average net assets. Accrued other distribution costs are payments due to broker dealers based on contractual rates.

Accounts Payable, related parties
Accounts payable consists of payments due to Loomis Sayles Distributors, L.P. and Natixis Advisors, L.P. ("Advisor").

Service and Distribution Fees and Reallowed Fees
Service and distribution fees are earned by the Distributor as a percentage of a fund's average daily net assets and are then paid to the broker dealer and/or service provider of record. Service and distribution fees earned on Class A, C, Investor, Retail and Admin mutual fund shares are presented gross less the amounts reallowed to broker dealers and service providers in the statement of operations. The Company believes the performance obligation for these services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the company.

Commission Income and Reallowed Expense
Commissions are earned on the sale of certain Class A mutual fund shares and are paid to the selling broker dealer. Commission income earned on sales of certain Class A mutual fund shares are presented gross less amounts reallowed to broker dealers and service providers. The Company believes that the performance obligation is the sale of securities to investors which is fulfilled on trade date.

Other Income
Other Income consists of contingent deferred sales charges ("CDSC") for classes A and C.

Distribution Costs
Distribution costs consist of revenue sharing and sub-transfer agency fees paid to intermediaries. Revenue sharing payments are based on contractual obligations and can be based on assets, sales, or other arrangements. Sub-transfer agency fees are also based on contractual obligations and can be based on assets or per account charges. The Company pays all distribution costs to intermediaries and the Funds reimburse the Company up to the board approved limit. These reimbursements are included net within distribution costs on the Statement of Operations. Distribution costs are accrued as incurred.

Federal Income Taxes
As the Distributor is a partnership, taxable income or loss is reported by the limited and general partners on their individual income tax returns and as a result, the Distributor has concluded that no provisions for income tax are required. However, the Distributor's conclusions regarding tax positions taken may be subject to review and adjustment at a later date based on factors including, but not limited to, new tax laws and accounting regulations and interpretations thereof.

(in thousands of dollars)

In the normal course of business, the Distributor is subject to examination by federal, state, local and foreign jurisdictions, where applicable. As of December 31, 2020, the tax years subject to examination under the statute of limitations is from the year 2017 forward, with limited exceptions. The Distributor has not recognized any interest or penalties related to uncertain tax positions in the statement of financial condition and statement of operations. Management is not aware of any events that are reasonably possible to occur in the next twelve months that would result in the amounts of any unrecognized tax benefits.

Revenue from Contracts with Customers
In May 2014, the Financial Statement Standards Board ("FASB") issued new guidance on revenue recognition which establishes a principle-based model that provides a single framework for recognizing revenue from contracts with customers. The guidance was effective for the Company beginning January 1, 2018. Management continues to review the standard and has determined no impact on the timing of recognition.

Current Expected Credit Losses ("CECL")
In June 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-13, *Measurement of Credit Losses on Financial Instruments,* which is intended to improve financial reporting by requiring earlier recognition of credit losses on loans, held-to-maturity securities and certain other financial assets. Management has reviewed the standard and determined that adoption would have no impact given the nature of their receivables and credit risk profile.

3. Transactions with Related Parties

Referral Fees
The Distributor receives certain fees from subsidiaries of the Parent. Referral fees earned by the Distributor are based on a percentage of affiliate revenue collected on certain contracts, which is based on assets under management; as a result, the Distributor's revenue may fluctuate based on the performance of financial markets. The Company recognizes the fees over time due to various constraints.

The following table summarizes referral fees earned by the Distributor for the year ending December 31, 2020:

Referral Fees Earned by the Distributor		
Loomis, Sayles & Company, L.P.	$	5,471
AlphaSimplex Group LLC		1,474
Gateway Investment Advisers LLC		377
Natixis IM International, LLC		225
Vaughan Nelson Investment Management, L.P.		41
AEW Capital Management, L.P.		30
Total Referral Fees Earned by the Distributor	$	7,618

Sharing of Distribution Costs

The Distributor is reimbursed for revenue sharing and other intermediary fee payments made to broker dealers from Loomis, Sayles & Company, L.P. and Gateway Investment Advisers LLC with respect to certain mutual funds. These fees totaled $2,915 and $3,747, respectively, during 2020 and are presented within the service and distribution fees on the statement of operations. Revenue sharing and other intermediary fee payments are made to certain broker dealers for other distribution activities, such as marketing and educational programs in excess of Service and Distribution payments as well as service fees which exceed the Funds' reimbursement cap amount.

All intercompany transactions are charged or credited through intercompany accounts and settled in the normal course of business.

Expense Sharing Agreement

The Distributor entered into an expense agreement effective January 1, 2003, which was amended May 8, 2009 and September 30, 2013, and was most recently amended January 2, 2018, which stipulates that the Advisor will bear certain expenses of the Distributor. Expenses include, but are not limited to; salary and benefits, occupancy and equipment, travel, meals and entertainment, seminars, promotions, research and advertising, systems and telecommunications, professional fees including certain audit fees, legal and consulting fees and other operating expenses. These costs exclude service and distribution fees, distribution costs, variable compensation and other operating costs presented in the statement of operations. The Distributor has no obligation to reimburse or otherwise compensate the Advisor for payment of these specified expenses, nor will any of these expenses be apportioned back to the Distributor. Due to related party transactions, the financial statements may not be indicative of the financial position that would have existed or the results of operations or cash flows that would have been attained if the Company operated as an unaffiliated entity. The Distributor is not the primary obligor as it relates to the expenses borne by the Advisor. Additionally, the Parent will also provide funding if needed. Accordingly, these expenses are not reflected in the statement of operations.

4. Valuation

In accordance with accounting standards related to fair value measurement and disclosures, the Distributor has categorized the inputs utilized in determining the value of its assets and liabilities. The fair value hierarchy is based on relative observability of inputs in determining values. An asset's or liability's level in the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The various inputs that may be used to determine the value of the Distributor's investments are summarized in three broad levels. The inputs of methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities that the company has the ability to access;

(in thousands of dollars)

Level 2 Other significant observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, and similar data;

Level 3 Unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available (including the Distributor's own assumptions used to determine the fair value of measurements).

The following table summarizes the fair value of the Distributor's investment in a money market mutual fund as of December 31, 2020, based on the inputs used to value it:

Valuation Inputs	**Investments in Securities**
Level 1 - Quoted prices	$ 24,946
Level 2 - Other significant observable inputs	-
Level 3 - Significant unobservable inputs	-
	$ 24,946

The Distributor recognizes transfers into and out of the levels of the fair value hierarchy at the end of the reporting period. There were no transfers into or out of the levels of the fair value hierarchy from the prior year reporting period. Money market fund investments are recorded at fair value, valued at the end of day, published net assets values (representing the value at which shares of the respective fund may be purchased or redeemed on the open market) times the number of fund shares, and are classified as cash and cash equivalents on the statement of financial condition.

5. Partners' Capital

The Distributor had contributions from the Parent amounting to $40,100 during 2020. The Parent has provided a written commitment to the Distributor to support its operating and regulatory capital requirements until March 31, 2022.

6. Net Capital Requirement

The Distributor is subject to the Securities and Exchange Commission's (SEC's) Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Distributor is a nonclearing broker and does not carry customers' accounts on its books. At December 31, 2020, the Distributor had net capital of $6,466, which was $4,991 in excess of its required net capital of $1,475. The Distributor's ratio of aggregate indebtedness to net capital was 3.42 to 1.

The Distributor is considered a non-covered firm and does not claim an exemption under paragraph (k) of SEC Rule 15c3-3.The Company limits its business activities to being a mutual fund underwriter or sponsor, a mutual fund retailer, and participating in the private placement of

securities and has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e). We do not accept customer funds or securities and do not have possession of any customer funds or securities in connection with our activities.

7. Variable Compensation

The Distributor has a variable compensation plan that awards cash payments to certain sales professionals, which are generally dependent upon sales and assets under management. Variable compensation expense amounted to $26,083 during 2020.

8. Commitments and Contingencies

In the normal course of business, the Distributor may enter into contracts and agreements that contain a variety of representations and warranties, which provide general indemnifications. The maximum exposure to the Distributor under these arrangements is unknown, as this would involve future claims that may be against the Distributor that have not yet occurred. However, based on experience, the Distributor expects the risks of loss to be remote.

9. Subsequent Events

Management has evaluated the events and transactions that have occurred through February 24, 2021, the date the financial statements were issued, and noted no items requiring adjustment of the financial statements or additional disclosures.

Natixis Distribution, L.P.

(A wholly-owned subsidiary of Natixis Investment Managers, LLC)

Supplemental Schedule I

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2020

(in thousands of dollars)

Net Capital		
Total partners' capital	$	14,586
Deductions		
Nonallowable assets included in Statement of Financial Condition		
Accounts receivable, related parties		6,060
Accounts receivable, other		5
Deferred commissions		1,006
Prepaid expenses		550
Net capital before haircuts on securities positions (tentative net capital)		6,965
Haircuts on securities (2%)		499
Net capital		6,466
Aggregate Indebtedness		22,124
Computation of Basic Net Capital Requirement		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $25)		1,475
Net capital in excess of requirement	$	4,991
Ratio of aggregate indebtedness to net capital		3.42:1

Statement pursuant to paragraph (d) (4) of Rule 17a-5

There are no material differences between this computation of net capital and that included in the Distributor's unaudited December 31, 2020 FOCUS report filed on January 20, 2021.

Natixis Distribution, L.P.

(A wholly-owned subsidiary of Natixis Investment Managers, LLC)

Supplemental Schedule II

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2020

The Distributor is a non-covered firm and does not claim an exemption under paragraph (k) of SEC Rule 15c3-3. There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17a-5 as of December 31, 2020.

pwc

Report of Independent Registered Public Accounting Firm

To the Management and Board of Directors of Natixis Distribution, L.P.

In planning and performing our audit of the financial statements of Natixis Distribution, L.P. (the "Company") as of and for the year ended December 31, 2020, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following:

1. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17 of the CFTC.

Because the Company does not carry commodity accounts for customers or perform custodial functions relating to customers' commodity accounts, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

3. The daily computations of cleared swaps customers segregation requirements and funds in cleared swaps customer accounts under Section 4d(f) of the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the first and second paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2020 to meet the CFTC's objectives as described above.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, the National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2021

pwc

Report of Independent Registered Public Accounting Firm

To Management and the Board of Directors of Natixis Distribution, L.P.

We have reviewed Natixis Distribution, L.P.'s assertions, included in the accompanying Natixis Distribution, L.P.'s Exemption Report, in which the Company stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) mutual fund underwriter or sponsor; (2) mutual fund retailer (subscription or wire order basis); and (3) private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2020 without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2020.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

Boston, MA
February 24, 2021

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

Natixis Distribution, L.P.'s Exemption Report

Natixis Distribution, L.P. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) mutual fund underwriter or sponsor; (2) mutual fund retailer (subscription or wire order basis); and (3) private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Beatriz Pina Smith, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:
Beatriz Pina Smith
5E6FD0B74BA849F...

By:
Title: Chief Financial Officer, EVP
Natixis Distribution, L.P.
February 24, 2021

pwc

Report of Independent Accountants

To the Management and Board of Directors of Natixis Distribution, L.P.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Natixis Distribution, L.P. and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Natixis Distribution, L.P. for the year ended December 31, 2020, solely to assist the specified parties in evaluating Natixis Distribution, L.P. 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Natixis Distribution, L.P. 's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows: An overpayment of $300 per the SIPC-7 filing for the year ended December 31, 2019 was carried forward and remains an overpayment on page 1, item 2F.
2. Compared the Total revenues, net amount reported on page 3 of the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 to the Total revenue amount of $15,615,134 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2020, noting a $134 difference due to rounding as the financial statements present balances in thousands of dollars.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
   a. Compared deductions on line 1, Revenues from the distribution of shares of a registered open end investment company, of $15,522,535 to the Total revenues, net less Dividend income of the audited Form X-17A-5, provided by Sara Kaufman, Assistant Controller, noting a $535 difference due to rounding as the financial statements present balances in thousands of dollars.
   b. Compared deductions on line 5, Net gain from securities in investment accounts, of $92,599 to the Dividend income on audited Form X-17A-5, provided by Sara Kaufman, Assistant Controller, noting a $401 difference due to rounding as the financial statements present balances in thousands of dollars.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $0 and $0, of the Form SIPC-7, noting no differences.
   b. Recalculated the mathematical accuracy of the audited Form X-17A-5 for deductions on line 1, Revenues from the distribution of shares of a registered open end investment

pwc

company, of $15,522,535, noting a $535 difference due to rounding as the financial statements present balances in thousands of dollars.

c. Recalculated the mathematical accuracy of the audited Form X-17A-5 for deductions on line 5, Net gain from securities in investment accounts, of $92,599, noting a $401 difference due to rounding as the financial statements present balances in thousands of dollars.

5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7 filed for the prior period ended December 31, 2019 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Management and the Board of Directors of Natixis Distribution, L.P. and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2021